Exhibit 99.3

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Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 9, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.               Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.               If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.               This proxy should be signed in the exact manner as the name appears on the proxy.

4.               If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.               The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.               The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.               This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.               This proxy should be read in conjunction with the accompanying documentation provided by Management

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Proxies submitted must be received by 5:00 p.m., EDT on Friday, May 5, 2006.

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS

We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.

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Appointment of Proxyholder
l/We being holder(s) of Canetic Resources Trust hereby appoint(s): Jack C. Lee, Chairman, or failing him J. Paul Charron, President and Chief Executive Officer, each of Calgary, Alberta

	or	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Canetic Resources Trust to be held at the Metropolitan Centre, 333 - 4th Avenue SW, Calgary Alberta on the 9th day of May, 2006 at 3:00 p.m. (Calgary Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.                                       Election of Directors

Management recommends that you vote FOR all of the nominees listed below:
Robert G. Brawn; J. Paul Charron; Paul Colborne; W. Peter Comber; Murray M. Frame; Daryl Gilbert; Nancy Laird; Jack C. Lee; R. Gregory Rich;

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management

2.                                       Appointment of Auditors

	For	Withhold
Appointment of Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration

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Authorized Signature(s) . This section must be completed for your instructions to be executed.	Signature(s)	Date:mm/dd/yy

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements Mark this box if you would like to receive interim financial statements and accompanying Managements Discussion and Analysis by mail.	Annual Report Mark this box if you would NOT like to receive the Annual Report and accompanying Managements Discussion and Analysis by mall.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.